September 28, 2023

VIA EDGAR

Stephen Kim and Doug Jones
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631

Re:	FTAI Aviation Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-37386

Dear Messrs. Kim and Jones,

On behalf of FTAI Aviation Ltd. (the “Company” or “FTAI”), the undersigned submits this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated September 21, 2023 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comment in italics below, and the heading and comment number in this letter correspond to the heading and comment number in the Comment Letter.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Aviation Leasing Segment
Aviation Assets, page 37

1.
You disclose 118 aviation assets out of a total of 330 are currently off lease because they are either undergoing repair or maintenance, being prepared to go on lease or held in storage awaiting future lease. Please tell us the number of aviation assets associated with each aforementioned off lease description. Additionally, tell us whether or not the assets undergoing repair or maintenance are associated with a lease, and if not, the prospects of going on lease or being sold. Also, tell us how long aviation assets not leased have been off lease. Consider disclosing the previous information so investors may have a better understanding of how your aviation assets are positioned and contributing to your operations. Further, tell us whether aviation assets are depreciated whether leased or not.

Response

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that of the 118 aviation assets off lease at December 31, 2022, 18 were undergoing repair or maintenance, 19 were being prepared to go on lease, and 51 were held in storage awaiting future lease.  The remaining 30 aviation assets represent aircraft and engines in Russia and Ukraine, which were fully impaired during the first quarter of 2022, as disclosed in pages 31 and 37 of Management’s Discussion and Analysis of Financial Condition and Results of Operations and in footnote 4 to the audited financial statements for the year ended December 31, 2022, included elsewhere in the Form 10-K.  Of the 18 assets undergoing repair or maintenance, five assets were associated with leases and the remaining 13 assets were under negotiation and had high prospects of going on lease.  Aircraft and engines not on lease had been off lease for an average of seven and nine months, respectively.

The Company respectfully advises that its assets are generally off lease for a short period of time and frequently shift between the abovementioned categories such that their status at a point in time would not provide any meaningful information as to how they contribute to the Company’s operating results over the course of a fiscal year.  During the six months ended June 30, 2023, 55 aviation assets were placed on lease, and were sourced from each category or acquired during the period.  Further, Management believes that the rollforward and related disclosure of the Company’s aviation assets by asset type, percent of utilization, and remaining lease terms are sufficient to provide investors with the material information necessary to evaluate its leasing activity related to its portfolio.

Lastly, for both aircraft and engines, depreciation begins when the asset is initially placed into service, which generally coincides with the date when the asset is ready for its intended use.  Depreciation continues whether leased or not, until the asset is permanently removed from service.

Messrs. Stephen Kim and Doug Jones
U.S. Securities and Exchange Commission
September 28, 2023

Notes to Consolidated Financial Statements, page 60

2.
You disclose on page 27 that because you are a holding company and have no direct operations, you will only be able to pay dividends from your available cash on hand and any funds you receive from your subsidiaries and your ability to receive distributions from your subsidiaries may be limited by the financing agreements to which they are subject. In addition, your existing indebtedness limits your ability to pay dividends. Please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation SX.

Response

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that certain subsidiaries that were previously spun off had distribution limitations in their subsidiary-level financing agreements.  As of December 31, 2022 and currently, none of its subsidiaries are parties to agreements that limit its subsidiaries’ ability to make upstream distributions, except as described below.  Accordingly, the Company believes that the restricted net asset limits set forth in Rules 4.08(e)(3) and 5.04(c) Schedule I and 12-04 of Regulation S-X are not applicable and will delete references to subsidiary limitations in future filings.

The Company notes for the Staff that Fortress Transportation and Infrastructure Investors LLC (“FTAI DE”), an indirect intermediate holding company subsidiary, is subject to certain covenants contained in its debt agreements.  With regards to Rule 4-08(e)(1) of Regulation S-X, while FTAI DE is subject to certain covenants in its debt agreements that pertain to its ability to pay dividends, the Company does not believe it is reasonably likely that the covenants could pose significant or material limitations on its ability to pay dividends in light of its dividend policy and status of such covenants.  The Company will revise its disclosure accordingly in future filings.

* * *

Messrs. Stephen Kim and Doug Jones
U.S. Securities and Exchange Commission
September 28, 2023

Please contact the undersigned at (212) 798-6100 should you require further information or have any questions.

Very truly yours,

/s/ Eun (Angela) Nam
Eun (Angela) Nam
Chief Financial Officer & Chief Accounting Officer